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                              February 3, 2024

       Jin Kuang
       Chief Financial Officer
       VoIP-Pal.Com Inc.
       7215 Bosque Boulevard, Suite 102
       Waco, TX 76710-4020

                                                        Re: VoIP-Pal.Com Inc.
                                                            Form 10-K for the
Fiscal Year Ended September 30, 2023
                                                            File No. 000-55613

       Dear Jin Kuang:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended September 30, 2023

       Controls and Procedures, page 34

   1. Refer to your discussion under Evaluation of Disclosure Controls and Procedures and consider revising to
first include a discussion of your disclosure controls and procedures to address the
following and/or provide similar disclosures. Refer to Item 307 of
                                                        Regulation S-K.

                                                              State whether as
of the end of the period covered by this report, your principal executive officer
and principal financial officer evaluated the effectiveness of your disclosure controls
and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the
                                                            Exchange Act).

                                                              Also state if
your disclosure controls and procedures are controls and other procedures that are
designed to ensure that information required to be disclosed in your reports filed
or submitted under the Exchange Act are recorded, processed, summarized and
reported, within the time periods specified in the SEC   s rules and
                                                            forms.
 Jin Kuang
FirstName LastNameJin Kuang
VoIP-Pal.Com  Inc.
Comapany3,NameVoIP-Pal.Com
February   2024             Inc.
February
Page 2 3, 2024 Page 2
FirstName LastName


                Further state if your disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in your reports filed under the Exchange Act is accumulated and communicated to management, including your Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

                We note you have concluded that your disclosure controls and procedures are effective at the reasonable assurance level. As you have identified material weaknesses in your internal control over financial reporting, please consider revising your conclusion on disclosure controls and procedures to instead state that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were not effective as of September 30, 2023 (the end of the year covered by this Annual Report) due to the material weaknesses in internal control over financial reporting described below. In this regard, because of the substantial overlap between disclosure controls and procedures and that of internal control over financial reporting, we would anticipate that both would be concluded as not effective. Please revise.

2. Please also address the following with respect to your disclosures on the evaluation of internal control over financial reporting:

                Provide a sub-heading such as Management's Report on Internal Control Over
              Financial Report and provide a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting. Refer to Item 308(a)(1) of Regulation S-K. Please continue to include all of your content about the material weaknesses and related disclosures under this subheading.

                Provide a definitive conclusion that your management, including the principal executive officer and principal financial officer, have concluded as of the end of the fiscal year covered by this Annual Report on Form 10-K that your internal control over financial reporting was not effective due to the material weaknesses identified below. We note you instead concluded that it was not completely efficient. Please revise accordingly. Refer to Item 308(a)(3) of Regulation S-K.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Beverly Singleton at 202-551-3328 or Kevin Woody at 202-551-3629 with any questions.
 Jin Kuang
VoIP-Pal.Com Inc.
February 3, 2024
Page 3


FirstName LastNameJin Kuang      Sincerely,
Comapany NameVoIP-Pal.Com Inc.
                                 Division of Corporation Finance
February 3, 2024 Page 3          Office of Manufacturing
FirstName LastName